June 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Irene Paik

Re:	Cerevel Therapeutics Holdings, Inc. Registration Statement on Form S-1 (File No. 333-257505)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Cerevel Therapeutics Holdings, Inc. that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:01 p.m., Eastern time, on Thursday, July 1, 2021 or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned further advise that they have complied with and will continue to comply, and that they have been informed that the other prospective underwriters have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

J.P. Morgan Securities LLC Goldman Sachs & Co. LLC Jefferies LLC Stifel, Nicolaus & Company, Incorporated As representatives of the several underwriters

J.P. Morgan Securities LLC

By:	/s/ David Ke
	Name:	David Ke
	Title:	Managing Director

Goldman Sachs & Co. LLC

By:	/s/ Elizabeth Wood
	Name:	Elizabeth Wood
	Title:	Managing Director

Jefferies LLC

By:	/s/ Michael Brinkman
	Name:	Michael Brinkman
	Title:	Managing Director

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Nathan Thompson
	Name:	Nathan Thompson
	Title:	Director

[Signature Page to Request for Acceleration of Effectiveness]